Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Date: December 20, 2012

MEDIA:	Television
STATION:	BLTV
DATE:	12/20/12
TIME:	10:02 AM ET
PROGRAM:	Market Makers

  Erik Schatzker, Co-Anchor:

Let’s take you right now to another breaking story—more than two centuries of independence are coming to an end for the New York Stock Exchange. The IntercontinentalExchange has agreed to buy NYSE Euronext for $8.2 billion. We’re taking you down to the exchange itself, where our own Matt Miller is standing by with NYSE Euronext CEO Duncan Niederauer and the CEO of ICE, Jeffrey Sprecher.

Matt, over to you.

  Matt Miller, Co-Anchor:

Erik, thanks very much. Yeah, Jeff Sprecher here and Duncan Niederauer—congratulations, guys, on the deal, first of all. I noticed the price is going to be 33 1/8—a little irony there, huh?

[Laughter]

  Jeff Sprecher, Founder and Chief Executive Officer, IntercontinentalExchange:

I hadn’t picked up on that, but that’s true. Maybe we can bring a little more of that back and get this place energized.

  Miller:

Let me ask you—you guys were apparently reaching out to regulators yesterday to get their feeling on this. What did they tell you, Duncan?

  Duncan Niederauer, Chief Executive Officer and Director, NYSE Euronext:

So, I had a previously scheduled meeting that I have every three or six months with our college of regulators in Europe. So, I think when Jeff and I were drawing up the timetable for this, we thought, with that meeting already on the calendar, it was the perfect opportunity to talk to them and kind of lay out what we had in mind—never a good idea to catch any of them by surprise, right? So, we used that opportunity. We both met with them yesterday in London, and it was the regulators from the five jurisdictions in which we operate the markets, and I thought it was very constructive meeting. They were clearly a bit surprised, quite frankly, when we sat down. That wasn’t what they thought we were all coming to talk about, but I thought the meetings went very well. They asked a lot of questions about what the future would look like, and I thought off to a pretty good start—wouldn’t you say the same?

  Sprecher:

Yeah, absolutely. I agree.

  Miller:

Were you surprised you were able to get the deal done so quickly? I mean, our understanding is you guys were in talks for the last seven or eight weeks.

  Sprecher:

No, I wasn’t surprised. I know Duncan, and if you know him from your interviews, he’s a straight shooter. He’s a straightforward guy. We very quickly identified where we might be good together, where it might be bad. We focused on those issues to see if we could tease out a deal, and it came together really pretty quickly, and pretty easily.

  Miller:

Is there anything you think that this will do to change the equities business or the landscape there? Because we’ve been talking for years about how there are too many lighted exchanges; dark pools are intruding in the business in a way you don’t want to; regulation needs to change.

  Niederauer:

Yeah, I think we both agree with that, and you always hope that when you have a business that has a bit more scale and can have a bit more presence combined with a brand we already have here, I think we’re committed not only to the brand, the building, and what we’re all about here, but also, trying to work together to sit down with the regulators and policymakers and say, “Have we just given you a catalyst to try to get everyone to the table to talk about how we can make it better for everybody?” We want to be very clear; we’re not trying to change the world in a day. We’re not trying to do away with all the other elements of competition in the market, but I think we’d all agree, if you look at what’s going on in the equity markets, at a time when people should broadly have confidence in them, they don’t. So, there’s a lot, we think, that could be fixed there, and I think we’re both gonna try to have a voice in that.

  Miller:

Jeff, what do you think about the value of the equities business? Obviously, the brand is massive. Can you spin off the whole thing together, and what do you expect to get from that?

  Sprecher:

Well, first of all, I will tell you, we were pleasantly surprised the financials that NYSE has. We had never really been exposed to them. Duncan gave us carte blanche to really go through, look in every nook and cranny, and this business, this floor that we’re standing on is a very, very good business. So, there’s no spinning this off—we want this business. It’s going to be part of our group. We are looking at our combined businesses in Europe, thinking there are parts there that maybe would be better standalone. We want to talk to the capital markets in Europe to see whether or not they agree with us, but you’ll be surprised, I think, as we get this business together, how supercharged we can make this NYSE brand, this floor, and the network that it represents.

  Miller:

Everybody’s waiting for equity volumes to come back, and as you said, Duncan, people just don’t have faith in these markets at a time when they should. What can you do to boost confidence and get volumes back up?

  Niederauer:

Part of the answer is in Washington, clearly. I think, if we get a credible solution on the fiscal cliff, which I think we’re both optimistic that we will, I think that’s catalyst number one. I think catalyst number two is just acknowledging that we, in fact, have a problem. I think it’s time for everyone to stop saying, “There’s nothing wrong. Why would we fix it?” Clearly, it could be better, and what we keep trying to say to some of our partners on the sell side at the big banks is, guys, this isn’t about changing your business model or changing our business model. We’re not trying to get at each other, but we should all sit down, because we’d all be better off if the markets traded more fluidly, right? We’ve been at the center of that. We’re happy to be at the center of that, and when we’ve been approaching the big banks, we’ve said, guys, we’re not as dug-in on all this—we’re not dogmatic, right? And quite the contrary—we have pragmatic ideas that we think would just make it a lot better if we can get everyone to collaborate. So, that’s going to be one of our ’13 objectives, and remember, we’ll be working on that well before the deal even closes, because we think that’s an important initiative.

  Miller:

Jeff, what are your thoughts on equities trading, high-frequency trading in dark pools? This technology has been so controversial, but NYSE technology has been such a savior here, so it’s kind of a double-edged sword.

  Sprecher:

Yeah, it’s amazing, because we’ve seen the pendulum of technology move too far. I don’t begrudge technology; I don’t begrudge high-speed trading. I think all of those behaviors were free-market behaviors in a system that is structurally flawed, and what we need to do is not ascribe blame to bad actors; we need to fix the overall structure. The good news that’s going on, in our minds, is that there’s change in the capital markets. Ever since the Lehman collapse, new regulation, deleveraging—I mean, there’s just a tremendous amount of change. So, we’re hoping that the dialogue that Duncan is talking about can be turned to be a very positive dialogue that we can bring people along, and we can get the industry to construct change. Then we don’t have to talk about technology as the change.

  Niederauer:

I think one of the things, Matt, that we have in common in our two companies and our respective companies’ DNA is, I think, if you polled the sell side in our big customers and said, “Of all the people in the exchange community, who would you list as the people who you think you could partner with, and where you’ve thought you could do things with?” I think ICE would be number one on the list, and I think we’d be number two, because a lot of our businesses have already been done in joint venture structures or partnerships with the sell side already. So, I think that’s what—maybe we’re too optimistic, but that’s why we’re optimistic as we continue that.

  Miller:

Let me ask you about further consolidation, because I’m hearing that the LME price kind of spurred these talks; it was better than, maybe, some people expected. Do you expect consolidation to continue?

  Niederauer:

Look, I’ve said, for the whole time I’ve had the job—and I know Jeff agrees—we’re in an industry where scale is essential. It’s an imperative; it’s not going to change. And consolidation is, therefore, an inevitability. I think difficult cross-border trades have been tough to execute—we learned that last year the hard way. You saw, when there’s scarcity value for assets like the LME, it gets a little bit crazy, but I think, at the end of the day, if you believe scale’s an imperative, you believe consolidation should happen, the only box you need to check, then, is if you find a good partner for a potential deal, you need to look at each other and say, “Are we certain that the execution risk is as de minimis as we can make it?” You know it’s never zero, but you look at our two portfolios—there’s virtually no overlap. We don’t think there’s any place anyone could look to say, oh, we’re not going to let you do that because of A, B, or C. Really, there’s no reason not for them to do that.

  Miller:

Jeff, let me ask you about your plans for Duncan, just quickly—I know he’s an incredible competitor. I’ve played basketball and Ping-Pong with him. What are you going to do with him? He’s such a talent.

  Sprecher:

Well, first of all, I won’t be playing basketball or Ping-Pong with you, so that mantle he can still have. [Laughs] Duncan has agreed that he’s going to stay here, right here at the New York Stock Exchange. He’s going to help us with the things we just talked about, which are both important to him and important to me, and we do have a longtime friendship and ability to collaborate, so that came into play in trying to figure out how we can continue to work together.

  Miller:

All right, well, thanks very much, guys. I look forward to getting to work with you here, Jeff.

  Sprecher:

Thank you.

  Miller:

Thanks very much.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This document contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.